BriaCell Therapeutics Corp.

Suite 300 – 235 15th Street

West Vancouver, BC V7T 2X1

February 18, 2020

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Abby Adams, Joseph McCann

Re: BriaCell Therapeutics Corp.

Amendment No. 15 to Registration Statement on Form F-1

Filed February 18, 2021

File No. 333-234292

Ladies and Gentlemen:

BriaCell Therapeutics Corp. (the “Company”) is hereby submitting Amendment No. 15 to the Company’s Registration Statement on Form F-1 (“Amendment No. 15”). Amendment No. 15 is being filed solely to increase the total offering amount raised and number of securities offered.

Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence or on Amendment No. 15 filed herewith. Thank you.

Sincerely,

/s/ William V. Williams
William V. Williams
Chief Executive Officer

cc:	(via email)
Avital Perlman, Esq.
Gregory Sichenzia, Esq.